Exhibit 12.1

	Year Ended December 31,
	2015		2014		2013	2012		2011
Earnings:
Income (loss) before income taxes	$(1,447,027)		$(33,220)		$30,884	$(16,295)		$1,968
Fixed charges	126,399		89,800		30,934	99		—
Total earnings	(1,320,628)		56,580		61,818	(16,196)		1,968

Fixed charges:
Interest expensed	118,870		80,798		24,032	—		—
Interest capitalized	—		—		—	—		—
Amortized capitalized expenses related to indebtedness	7,529		9,002		6,902	99		—
Estimate of interest within rental expense	—		—		—	—		—
Total fixed charges	126,399		89,800		30,934	99		—

Preferred Dividends	16,008		33,590		18,525	2,112		—
Total combined fixed charges and preferred dividends	142,407		123,390		49,459	2,211		—

Ratio of earnings to fixed charges	—	(1)	0.63	(1)	2.00	—	(1)	—
Ratio of earnings to combined fixed charges and preferred dividends	—	(2)	0.46	(2)	1.25	—	(2)	—

(1) - Due to our losses for each of the years ended December 31, 2015, 2014 and 2012, the resptective ratios of coverage were less than 1:1.  We would have needed additional earnings of approximately $1.5 billion, $33.2 million and $16.3 million, respectively, to achieve a coverage ratio of 1:1.

(2) - Due to our losses for each of the years ended December 31, 2015, 2014 and 2012, the resptective ratios of coverage were less than 1:1.  We would have needed additional earnings of approximately $1.5 billion, $66.8 million and $18.4 million, respectively, to achieve a coverage ratio of 1:1.